news release

February 5, 2015

Radius Gold provides update on Idaho projects

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that it has received, after a long delay at the analytical lab, the results from its Q4 2014 diamond drilling program on the Blue Hill project in southeastern Idaho (see news release of July 14th, 2014).  Five diamond drill holes totalling 1,308 m were drilled between August 30th and October 24th, 2014.  The drill program and results are summarized on the Blue Hill project page on Radius’s website, and selected results are set out in the Appendix to this news release.

The drill program was designed to test geophysical resistivity anomalies in the Paleozoic basement rocks to the historically known surface mineralization, which is hosted by Cenozoic-aged volcanic rocks.  The geophysical resistivity anomalies were interpreted as possibly representing subvertical structural zones that could correspond to feeder systems to the surface mineralization.  Drill holes BHC14-01, 02, and 03 were drilled through two separate resistivity anomalies, and did not encounter any structural feature, mineralization, or alteration zone related to a deep feeder system.  Drill holes BHC14-04 and 05 tested interpreted structural corridors for near-surface mineralization.

Although the near-surface mineralized intervals intercepted were consistent with historical drilling results in the same area, the drill program did not meet its primary objective of identifying feeder structures.  Post-mineral faulting may have offset the near-surface mineralization from its underlying feeders, or the hydrothermal plumbing system may not have passed through the Paleozoic strata where drill-tested.  More exploration work would be required to follow up on these results.  At this time the Company is considering its options for further exploration work on the property.

The Company also wishes to advise shareholders that it has completed a first pass geological evaluation of its Mineral project in western Idaho (see news release of May 28th, 2014).  As a result of this review, the Company is dropping its lease on the Mineral property.

Qualified Person

David Clark, M.Sc., P.Geo., is Radius Gold’s Qualified Person under the terms of National Instrument 43-101, “Standards of Disclosure for Mineral Projects” and has approved the technical information in this news release.

QA/QC

Core samples were sawed, bagged, and delivered by Radius staff to Bureau Veritas’ preparation facility in Elko, NV.  Samples were crushed at the Elko facility, with aliquots then pulverised and forwarded to Bureau Veritas’ analytical laboratory in Vancouver, BC for analysis.  Sample pulps were analysed for gold and a standard multi-element suite using Bureau Veritas analytical packages FA330 an AQ300, respectively.  Pulps of two gold geochemical standards (CDN Labs: CDN-GS-5PC & CDN-GS-8C) and blank (CDN Labs: CDN-BL-10) material were routinely inserted into the sample stream to monitor analytical laboratory performance, and regular field duplicates were sampled to monitor geochemical heterogeneity.

About Radius

Radius has been exploring for gold, primarily in Latin America, for over a decade.  The Company has a strong treasury and is looking for project acquisition and investment opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

Simon Ridgway

President and CEO

Symbols: TSXV-RDU; OTCQB-RDUFF

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

 Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s future exploration plans for the Blue Hill Project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s future exploration plans for the Blue Hill Project; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration, development or investment goals; risks associated with investments in companies conducting such activities, the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: expectations regarding the Company’s future exploration plans for the Blue Hill Project; that the Company will identify and acquire suitable investments for the Company; that the Company’s stated goals and planned exploration and development activities will be achieved; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.

Appendix:   Blue Hill drill program results

Drill collar table:

Drill hole	Easting	Northing	Elevation	Length (m)	Inclination	Azimuth
BHC14-01	261080	4656392	1858	397	-65	270
BHC14-02	261483	4656388	1829	294	-75	270
BHC14-03	260844	4656399	1868	288	-65	90
BHC14-04	261004	4656560	1828	198	-55	115
BHC14-05	261001	4656675	1792	131	-55	115

Coordinates are in NAD83 datum, UTM zone 12 projection.

Selected analytical results:

Drill hole	From (m)	To (m)	Length (m)	Au (g/t)
BHC14-01	62.6	185.6	123	0.691
incl.	90.0	108.0	18	1.621
BHC14-03	129.7	170.8	41.1	0.705
	178.9	191.6	12.6	0.428
BHC14-04	12.2	126.1	113.9	0.405
incl.	24.4	48.9	24.5	0.781

BHC14-02 & BHC14-05: No significant values

Reported lengths are not necessarily representative of true widths, which are unknown.